UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Collectors Universe, Inc.

(Name of Subject Company)

Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

(Names of Filing Persons)

Cards Parent GP, LLC

D1 Capital Partners Master LP

Nathaniel S. Turner V

Daniel S. Sundheim

Steven A. Cohen

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Amanda Hector

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Marc Treviño, Audra Cohen, Matthew Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Edward Ackerman Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$851,319,056	$92,878.91

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 9,036,251 shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”) issued and outstanding multiplied by the offer price of $92.00 per share, (ii) 42,660 Shares issuable pursuant to outstanding restricted stock unit awards of Collectors Universe multiplied by the offer price of $92.00 per share and (iii) 174,557 Shares issuable pursuant to outstanding performance stock unit awards of Collectors Universe multiplied by the offer price of $92.00 per share. The foregoing share figures have been provided by Collectors Universe and are as of January 19, 2021, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $16,726.07	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: January 20, 2021

Amount Previously Paid: $76,152.84	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: December 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 17, 2020 by Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc. (“Collectors Universe”), a Delaware corporation, at a price of $92.00 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer - Background of the Offer; Past Contacts or Negotiations with Collectors Universe” is hereby amended and supplemented by deleting the last paragraph in the subsection entitled “Background of the Offer” and replacing it with the following:

“Following the commencement of the Offer, certain stockholders of Collectors Universe publicly expressed their belief that the Offer Price of $75.25 in cash per Share did not sufficiently reflect the value of Collectors Universe’s prospects. These stockholders publicly communicated that they did not intend to tender their Shares into the Offer.

From time to time following the commencement of the Offer, representatives of Allen & Co. discussed with representatives of Houlihan Lokey the status of the Offer, including that the trading price of the Shares had exceeded the Offer Price of $75.25 in cash per Share since the Offer commenced. At times, Messrs. Orlando and Turner also spoke about this as well.

On January 15, 2021, the Investor Group was provided with Collectors Universe’s preliminary operating and financial results for the second quarter of fiscal year 2021.

On January 17, 2021, a representative of Allen & Co. informed a representative of Houlihan Lokey that the Investor Group was considering an increase to the Offer Price but had not made a final decision on the timing or magnitude of that increase. Following this conversation, a representative of Allen & Co. spoke a number of times over the next several days with a representative of Houlihan Lokey about the process of proposing an increase to the Offer Price.

The Offer was initially scheduled to expire at the end of the day on January 19, 2021. The Depositary advised that as of 5:00 p.m., New York time, on January 19, 2021, approximately 393,018 Shares (including the Turner Rollover Shares but excluding 23,141 Shares tendered pursuant to the guaranteed delivery procedures that had not yet been delivered in satisfaction of such guarantee) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 4.34% of the outstanding Shares, and any additional tenders prior to the expiration of the Offer later that day were not expected to be significant.

During the evening of January 19, 2021, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss negotiated the terms of the A&R Merger Agreement and the related amendments to the Equity Commitment Letters that would be required in connection with an increase to the Offer Price.

Also during the evening of January 19, 2021, a representative of Allen & Co. informed a representative of Houlihan Lokey that the Investor Group was willing to increase the Offer Price to $92.00 in cash per Share. Following this conversation, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss finalized the terms of the A&R Merger Agreement and the related amendments to the Equity Commitment Letters.

Early on January 20, 2021, before the opening of trading on Nasdaq, the A&R Merger Agreement was signed by Collectors Universe, Parent and Purchaser. In addition, the entry into the A&R Merger Agreement was publicly disclosed, along with an extension of the expiration of the Offer to 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021) on February 3, 2021.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

CARDS ACQUISITION INC.

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

CARDS PARENT LP By: Cards Parent GP LLC its General Partner

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

CARDS PARENT GP LLC

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

D1 CAPITAL PARTNERS MASTER LP By: D1 Capital Partners GP Sub LLC its General Partner

By:	/s/ Daniel S. Sundheim
Name:	Daniel S. Sundheim
Title:	Authorized Signatory

NATHANIEL S. TURNER V

/s/ Nathaniel S. Turner V

DANIEL S. SUNDHEIM

/s/ Daniel S. Sundheim

STEVEN A. COHEN

/s/ Steven A. Cohen

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 17, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, published on December 17, 2020 in The New York Times.

(a)(1)(G)*	Press Release, dated November 30, 2020, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the U.S. Securities and Exchange Commission on December 7, 2020.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated November 30, 2020, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the U.S. Securities and Exchange Commission on December 1, 2020.

(d)(2)*	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V.

(d)(3)*	D1 Capital Partners L.P. Form of Acknowledgement, dated October 28, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(4)*	Cohen Private Ventures, LLC Form of Acknowledgement, dated November 22, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(5)*	Equity Commitment Letter, dated November 30, 2020, by and between D1 Capital Partners Master LP and Parent.

(d)(6)*	Equity Commitment Letter, dated November 30, 2020, by and between CPV Investments VI, LLC and Parent.

(d)(7)*	Limited Guarantee, dated November 30, 2020, by D1 Capital Partners Master LP in favor of Collectors Universe.

(d)(8)*	Limited Guarantee, dated November 30, 2020, by CPV Investments VI, LLC in favor of Collectors Universe.

(d)(9)*	Back-to-Back Commitment Letter, dated November 30, 2020, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(d)(10)*	Amended and Restated Agreement and Plan of Merger, dated January 20, 2021, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Collectors Universe with the U.S. Securities and Exchange Commission on January 20, 2021.

(d)(11)*	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between D1 Capital Partners Master LP and Parent.

(d)(12)*	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between CPV Investments VI, LLC and Parent.

(d)(13)*	Amendment No. 1 to Back-to-Back Commitment Letter, dated January 20, 2021, by and between Nathaniel S. Turner V and CPV Investment VI, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.